1. Name and Address of Reporting Person
   Steuart, David J.
   c/o  Bowater Incorporated
   55 East Camperdown Way
   Greenville, SC 29601
   USA
2. Issuer Name and Ticker or Trading Symbol
   Bowater Incorporated (BOW)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   SrVP&Pres-Pulp Div
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              6700             D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $41.0313                                             01/26/2009 Common                      25000    D
(right to buy)                                                                 Stock
Stock Option   $45                                                  07/27/2008 Common                      25000    D
(right to buy)                                                                 Stock
Stock Option   $47.025  01/29/2002 A         25000       01/29/2003 01/29/2012 Common  25000    $0.0000    25000    D
(right to buy)                                           <F2>       <F1>       Stock
<F1>
Stock Option   $48                                                  01/25/2010 Common                      25000    D
(right to buy)                                                                 Stock
Stock Option   $51.93                                               01/30/2011 Common                      25000    D
(right to buy)                                                                 Stock
Stock          $39.78                                               02/22/2009 Common                      1000     D
Appreciation                                                                   Stock
Right
Stock          $54.84                                               05/10/2010 Common                      18700    D
Appreciation                                                                   Stock
Right
Exchangeable   $0                                                              Common                      880      D
Shares                                                                         Stock

Explanation of Responses:

<F1>
These options were granted under the Company's 2000 Stock Option Plan. The Plan sets forth certain earlier expiration dates upon the option holder's termination of employment or cessation of Board service, as the case may be. In addition, the exercisability of outstanding options may be accelerated as approved by the committee administering the Plan, and will be accelerated upon the occurrence of certain specified "change in control" events, in which case the options will be automatically purchased by the Company at a defined acceleration price.
<F2>
One half of the options are exercisable on the noted date and the remaining half are exercisable one year later unless the exercisability is accelerated by the committee administering the Plan.

SIGNATURE OF REPORTING PERSON
/s/ David J. Steuart

DATE
02/10/2003